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                            June 28, 2023

       Alan Gordon
       President, Chief Executive Officer, and Director
       Atlantica, Inc.
       c/o Richland , Gordon & Company
       11450 SE Dixie Highway
       Hobe Sound , Florida 33455

                                                        Re: Atlantica, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 000-24379

       Dear Alan Gordon:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Independent Auditor's Report, page 16

   1.                                                   We note that the report
from Haynie & Company references auditing
                                                        standards generally
accepted in the United States of America and does not conform to the format required by AS
3101. Please amend your filing to include financial statements that are audited in
accordance with the standards of the Public Company Accounting
                                                        Oversight Board and a
report from your independent auditors that fully complies with the guidance in AS 3101.06
through .10 and Article 2 of Regulation S-X.
 Alan Gordon
FirstName   LastNameAlan Gordon
Atlantica, Inc.
Comapany
June        NameAtlantica, Inc.
     28, 2023
June 28,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at
202-551-
3438 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction